PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

        May 23, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn: Mr. Jay Mumford

  Re:
  Techwell, Inc.—Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended, (the "Securities Act") Amendment No. 4 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated April 20, 2006 and to a discussion with the Staff on May 19, 2006. Set forth below are the Registrant's responses to the Staff's comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 31
Stock Based Compensation, page 33

1.
We are continuing to evaluate responses 5, 6 and 7 to our comment letter dated April 6, 2006.

  Response:    The Registrant respectfully notes the conversation with the Staff on May 19, 2006.

Principal and Selling Stockholders, page 72

2.
We note your response to our prior comment 12. Given that Rule 405 defines an executive officer as "...any vice president... in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy making function or any other person who performs similar policy making functions...," it is unclear how you conclude that your vice president of sales and the other individuals mentioned in your response are not executive officers. Please provide us your analysis.

  Response:    The Registrant notes that David Nam has been added to the Principal and Selling Stockholder Table as a named executive officer because he is a vice president in charge of a principal business unit.

  The Registrant does not consider either Joe Kamei or Tom Krause to be an executive officer. The Registrant does not consider manufacturing or business development a "principal business division, unit or function" as manufacturing is a support function to engineering and business development is a support function to sales and marketing. Neither Mr. Kamei or Mr. Krause possess independent policy-making decision authority. Policy decisions that impact the Registrant's business development or engineering efforts are made either by Fumihiro Kozato, the Registrant's Chief Executive Officer, or by Mr. Kozato in consultation with the Registrant's other executive officers. Because the Registrant's policy-making authority is vested in such a limited number of executive officers, it expects Mr. Kamei and Mr. Krause to make significant contributions to the business without being vested in the decision-making authority reserved for the Registrant's executive officers. At such time as Mr. Krause or Mr. Kamei's roles in the organization change or the Registrant expands its business development or manufacturing efforts, the Registrant will re-evaluate whether any such person should be considered an executive officer.

Undertakings, page II-5

3.
Please include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d) and Rule 424(b)(3).

  Response:    The requested disclosure has been added.

Additional Information—Assessment of Materiality of Adjustments to Financial Statements (Stock-Based Compensation)

        In a conversation with the Staff on May 19, 2006, the Staff requested additional information relating to the Registrant's assessment of materiality of adjustments to its financial statements discussed with the Staff. The Registrant identified the following two accounting adjustments which would have impacted the amount of stock-based compensation booked by the Registrant in its financial statements for the period ended December 31, 2005:

  •
  Adjustments to the estimated fair value of its Common Stock for option grants made on November 17, 2005, December 15, 2005 and December 31, 2005; and

  •
  An adjustment to reduce deferred stock compensation associated with certain foreign employee stock option grants for which the Registrant had incorrectly applied variable accounting and had increased the amount of deferred stock compensation for increases in the fair value of the stock options as the options vested.

        The details of these changes are set forth below. The Registrant has considered whether or not the financial statements for the quarterly period and fiscal year ended December 31, 2005 present fairly in all material respects, the consolidated position of the Registrant as of December 31, 2005 and the results of its operations and cash flow during the periods, in light of these adjustments. The Registrant has also considered the impact to the Registrant's quarterly period ended March 31, 2006 and the fiscal year ending December 31, 2006 if these adjustments and the resulting additional stock-based compensation attributable to the fourth quarter of 2005 were recognized in the quarterly period ended March 31, 2006.

        As a result of the analysis set forth below, the Registrant has concluded that the financial statements as filed with the Securities and Exchange Commission present fairly, in all material respects, the consolidated financial position of the Registrant as of December 31, 2005, and the results of its operations and its cash flows during the same period if the impact of the adjustments in fair value of common stock during the fourth quarter of 2005 are omitted from the financial statements for the quarterly period and fiscal year ended December 31, 2005. Consequently, the Registrant intends to record the above adjustments attributable to the quarterly period ended December 31, 2005 in the quarterly period ended March 31, 2006 and properly record the amortization of deferred stock-based compensation in future periods relating to the adjustments. As a result, the Registrant has included the following disclosure in its footnotes to the financial statements on pages F-22 and F-23 of the Registration Statement:

  "Adjustments during the quarter ended March 31, 2006—Subsequent to the issuance of the 2005 financial statements, management determined that it had underestimated the fair value of its common stock at the time of its stock option grants in November and December 2005. As a consequence, at December 31, 2005 deferred stock-based compensation, additional paid-in capital and operating expenses were understated by $422,000, $465,000 and $43,000, respectively, for employee stock options and additional paid-in capital and operating expenses were understated by $4,000 for nonemployee stock options. In addition, management found that variable accounting had been incorrectly used for certain foreign employee stock options resulting in overstatements of deferred stock-based compensation, additional paid-in capital and operating expenses by $78,000, $127,000 and $49,000, respectively. The aggregate impact of these adjustments as of December 31, 2005 is an understatement of deferred stock-based compensation, additional paid-in capital and operating expenses of $344,000, $338,000 and $2,000, respectively. Management has determined that the impact of these errors on the 2005 annual financial statements and on the fourth quarter of 2005 is not material using the guidance of SEC Staff Accounting Bulletin No. 99. Accordingly, the financial statements for the quarter ended March 31, 2006 include the cumulative adjustment to record these errors. Management does not believe the correction of this error is material to the financial statements for the quarter ended March 31, 2006 or that it will be material to the 2006 annual financial statements."

        The materiality analysis for each adjustment, individually and in the aggregate, is set forth below.

Materiality assessment of the effect of the adjustment to fair values of common stock

        The Registrant revised its estimated fair value determinations as of November 17, 2005, December 15, 2005 and December 31, 2005. The adjusted amounts are set forth below:

Date of Option Grant	Number of Options	Option Grant Price	Previously Reported Fair Value	Fair Value, As Adjusted
November 17, 2005	173,000	$4.00	$5.50	$7.97
December 15, 2005	15,000	$6.00	$6.00	$8.56
December 31, 2005	0	$6.00	$6.00	$8.56

        As a result of these adjustments, an additional $465,710 of deferred stock compensation would have been booked to the Registrant's deferred stock-based compensation balance at December 31, 2005, offset by a credit to Additional Paid-in Capital, both in the equity section of the Registrant's balance sheet. Of the $465,710 additional deferred stock-based compensation, $43,825 would have been amortized in the quarter ended December 31, 2005. In addition, as a result of the increase in fair value as of December 31, 2005 from $6.00 to $8.56, the Registrant would have booked an additional $2,980 of stock compensation relating to the vested shares of a non-employee stock option accounted for under variable accounting. This $2,980 expense would have been expensed in the quarter ended December 31, 2005 and credited to the Additional Paid-in Capital account. In summary, the total income statement effect of the adjustments made in fair value described above is an additional $46,805 of stock-based compensation expense that would have been recognized as a reduction to net income in the statement of operations in the fourth quarter of 2005. The aggregate additional deferred compensation expense that would carry into future periods, therefore, is $421,885.

        The Registrant has considered whether or not the financial statements for the quarterly period and fiscal year ended December 31, 2005 present fairly in all material respects, the consolidated position of the Registrant as of December 31, 2005 and March 31, 2006, and the results of its operations and cash flow during the periods, if the fair value adjustments described above were omitted. In other words, the Registrant evaluated whether either of the following is material to the financial statements of the Registrant for the periods referenced above: (i) the additional $46,805 of stock-based compensation expense that would have been recognized in the quarterly period ended December 31, 2005; and (ii) the additional deferred stock-based compensation of $421,885 that would carry into future periods and would otherwise have been reflected in the Registrant's balance sheet at December 31, 2005.

        According to Staff Accounting Bulletin No. 99 ("SAB 99"), Topic 1 in section M, the Registrant must undergo a quantitative analysis as well as a qualitative analysis of the effect of any adjustments. The Registrant initially assessed the quantitative impact of the adjustments. The following table sets forth the Registrant's net income for the quarterly period ended December 31, 2005, the amount of unrecorded stock-based compensation and the percentage impact:

Net Income, As Reported	Unrecorded Stock Compensation	Percentage Impact
Q4 2005 - $1,762,926	$46,805	2.7%
Fiscal Year 2005 - $4,541,140	$46,805	1.0%

        The overall effect of the $46,805 unrecorded stock compensation to net income is 2.7% and 1.0% for the fourth quarter and fiscal year ended December 31, 2005, respectively. Assuming that the adjustments are recorded in the first quarter of 2006, the impact to the first quarter of 2006 net income is 4.8%. The Registrant further believes that the impact will not be material to its estimated net income for the fiscal year ending December 31, 2006. The Registrant concluded that the omission of $46,805 is immaterial in the quantitative aspect of the financial statements for the periods ended December 31, 2005 and March 31, 2006.

        The Registrant also assessed the quantitative aspect of the effect that the additional deferred stock-based compensation expense of $421,885 would otherwise have had to the Registrant's balance sheet at December 31, 2005 had it been reflected. The Registrant notes that the omission of $421,885 from the deferred compensation balance is offset on the balance sheet by a $465,710 credit to the additional paid-in capital account within stockholders' equity. In addition, $421,885 is less than 3% of the total shareholder equity balance as of December 31, 2005. The Registrant concluded that the omission of $421,885 is immaterial in the quantitative aspect of the financial statements for the period ended December 31, 2005 and it has corrected the balance sheet as of March 31, 2006.

        The Registrant concluded that the omission of adjustments as a result of the changes in fair value described above is immaterial in the quantitative aspect to the financial statements. Please see below for the Registrant's qualitative assessment.

Materiality assessment of the effect of an error in computing deferred stock-based compensation

        The Registrant employs field application engineers and sales personnel in connection with its Korean and Japanese operations, all of which were employed commencing in 2005. One of these individuals was previously a consultant to the Registrant and was classified as a non-employee for the purpose of computing stock-based compensation for the periods prior to his employment. Although the Registrant recorded in its financial statements deferred stock-based compensation and additional paid-in capital for the employee options, the Registrant incorrectly followed variable accounting and adjusted the balance of deferred stock-based compensation and additional paid-in capital for increases in the fair value of the options during 2005. As a consequence, additional paid-in capital and deferred stock compensation were overstated at December 31, 2005 by $78,060. In addition, the Registrant overstated its stock compensation expense by $48,883 for the year ended December 31, 2005.

        The Registrant has considered whether or not the financial statements for the quarterly period and fiscal year ended December 31, 2005 present fairly in all material respects, the consolidated financial position of the Registrant as of December 31, 2005 and March 31, 2006, and the results of its operations and cash flow for the periods then ended, if the adjustment described above was omitted. In other words, the Registrant evaluated whether the reduction of $78,060 of deferred stock-based compensation and $48,883 of stock compensation expense is material to the financial statements of the Registrant for the periods referenced above.

        The Registrant initially assessed the quantitative impact of the adjustment. The overall effect to net income is less than 3% for each of the quarters in 2005. The overall effect to net income for the fiscal year ended December 31, 2005 is less than 2%. Assuming that the entire $48,883 adjustment is recorded in the first quarter of 2006, the impact to the first quarter of 2006 net income is less than 5%. The Registrant further believes that the impact will not be material to its estimated net income for the fiscal year ending December 31, 2006.

        The Registrant also assessed the quantitative aspect of the effect that the reduction in deferred stock-based compensation of $78,060 would otherwise have had to the Registrant's balance sheet at December 31, 2005 had it been reflected. The Registrant notes that the omission of the $78,060 reduction to the deferred stock-based compensation is offset on the balance sheet by an equal reduction to additional paid-in capital within stockholders' equity. In addition, $78,060 is less than 1% of the total shareholder equity balance as of December 31, 2005. The Registrant concluded that the omission of $78,060 is immaterial in the quantitative aspect of the financial statements for the fourth quarter and year ended December 31, 2005.

        The Registrant concluded that the omission of these adjustments described above is immaterial in the quantitative aspect to the financial statements. Please see below for the Registrant's qualitative assessment.

Aggregate materiality assessment of the offsetting effect of the two adjustments described above

        The Registrant has considered whether or not the financial statements for the quarterly period and fiscal year ended December 31, 2005 present fairly in all material respects, the consolidated position of the Registrant as of December 31, 2005 and March 31, 2006, and the results of its operations and cash flow for the periods then ended, if the adjustments described above were omitted. In other words, the Registrant evaluated whether the offsetting impact of the increase of an additional aggregate amount of $465,710 of deferred stock-based compensation as a result of the adjustments to the fair value of common stock described above and the reduction of $78,060 of deferred stock-based compensation as a result of the application of variable accounting to foreign employee stock options described above, when considered in the aggregate, is material to the financial statements of the Registrant for the periods referenced above.

        The following summarizes the adjustments considered by the Registrant:

Description of Adjustment	Deferred Stock-Based Compensation Increase (Decrease)	Net Income Increase (Decrease)
Increase in fair value of Common Stock as of 11/17/05 and 12/15/05	$465,710
Increased amortization due to fair value adjustment	(43,825)	$(43,825)
Increase in fair value of Common Stock as of 12/31/05 (variable accounting of non-employee stock options)		(2,980)
Adjustment for incorrect use of variable accounting for foreign employee stock options	(78,060)	48,883

Net Impact	$343,825	$2,078

        The Registrant initially assessed the quantitative impact of the net effect of the $2,078 understatement of net income from the above errors. The overall effect to net income is less than 1% for each of the quarters in 2005. The overall effect to net income for the fiscal year ended December 31, 2005 is less than 1%. Assuming that the entire adjustment that would have been recorded in 2005 as a result of the above errors is recorded in the first quarter of 2006, the impact to the first quarter of 2006 net income is less than 1%. The Registrant is also aware and considered the impact of a third insignificant adjustment, not related to stock compensation, and that had not been recorded in the December 31, 2005 financial statements. This adjustment impacted net income by $20,000, less than 1%, and does not impact the Registrant's conclusions above. The Registrant is not aware of any other unrecorded adjustments in its financial statements.

        The Registrant also assessed the quantitative impact of the net effect of the $343,825 understatement of deferred stock-based compensation to the Registrant's balance sheet at December 31, 2005 had it been reflected. The net effect is less than 2% of the total shareholder equity balance as of December 31, 2005. As the Registrant is recording these adjustments during the quarter ended March 31, 2006, its balance sheet is properly presented as of that date.

        The Registrant concluded that the adjustments described above are immaterial in the quantitative aspect to the financial statements. Please see below for the Registrant's qualitative assessment.

Qualitative Analysis

        The Registrant also reviewed whether there is a substantial likelihood that a reasonable person would consider the adjustments and corresponding increase to deferred stock-based compensation expense important (SAB 99). The Registrant has considered each of the misstatements (the adjustment to the fair value of common stock and the improper application of variable accounting to foreign employee stock options) under each of the following circumstances:

        1.     Whether the omission arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degrees of imprecision inherent in the estimate? With respect to the adjustments in fair value of the common stock, the Registrant concluded that valuing a privately-held company's common stock is based on imprecision as judgment and estimates are made by management. With respect to the improper application of variable accounting to foreign employee stock options, the Registrant concluded that such amount is precisely determined.

        2.     Whether the misstatement masks a change in earnings or other trends? With respect to both the adjustment to fair values and the improper application of variable accounting to foreign employee stock options, the Registrant concluded the effect will not mask a change in earnings. Specifically, the year-to-year trend is an improvement from a net loss to net income (regardless of the adjustments) and the quarter-to-quarter net income trend was not affected qualitatively as the fourth quarter earnings result is greater than the third quarter's earnings result (regardless of the adjustments).

        3.     The Registrant further concluded that the net effect of the adjustments would not hide a failure to meet analyst's consensus expectations for the enterprise, would not change a loss into income or vice versa, would not concern a segment or other portion of the Registrant's business that has been identified as playing a significant role in its operations and profitability, would not affect the Registrant's compliance with regulatory requirements, would not affect the Registrant's compliance with loan covenants or other contractual requirements or regulatory requirements, would not affect management's compensation, and does not involve misconduct or an unlawful transaction.

        As a result of the foregoing analysis, the Registrant has concluded that the financial statements as filed with the Securities and Exchange Commission present fairly, in all material respects, the consolidated financial position of the Registrant as of December 31, 2005, and the results of its operations and its cash flows during the same period if the impact of the adjustments in fair value of common stock during the fourth quarter of 2005 are omitted from the financial statements for the quarterly period and fiscal year ended December 31, 2005. Consequently, the Registrant intends to record the above adjustments attributable to the quarterly period ended December 31, 2005 in the quarterly period ended March 31, 2006 and properly record the amortization of deferred stock-based compensation in future periods relating to the adjustments. As noted above, the Registrant has added disclosure to the Registration Statement with respect to the foregoing.

* * * * *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ JAMES J. MASETTI

James J. Masetti
cc:
The Nasdaq Stock Market, Inc.
Mr. Fumihiro Kozato
Mr. Mark Voll
Mr. Christopher Kaufman
Mr. Jorge del Calvo
Ms. Davina K. Kaile